UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number: 0-50832

Vermilion Energy Trust

(Exact name of registrant as specified in its charter)

2800, 400 - 4th Avenue S.W., Calgary, Alberta, Canada T2P 0J4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).   X

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

On May 5, 2006 Vermilion Energy Trust (“Vermilion”) (TSX - VET.UN) reported unaudited interim operating and financial results for the period ended March 31, 2006 and also on May 5, 2006 announced that its unitholders have adopted a Unitholder Rights Plan (the "Plan"), similar to existing rights plans adopted by other Canadian public issuers.

These filings are attached hereto as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERMILION ENERGY TRUST

Date: May 9 , 2006.	By:	/s/ Curtis W. Hicks

Curtis W. Hicks
Executive Vice President and Chief Financial Officer

Exhibit A

PRESS RELEASE
MAY 5, 2006
FIRST QUARTER RESULTS FOR THE PERIOD ENDED MARCH 31, 2006

Vermilion Energy Trust (“Vermilion”) (TSX - VET.UN) is pleased to report unaudited interim operating and financial results for the period ended March 31, 2006.

First Quarter Highlights:

➢	Recorded Trust production of 26,241 boe/d compared to 26,639 boe/d in the fourth quarter of 2005. Slightly lower production reflected weather related downtime in Australia.

➢
Maintained stable distributions of $0.17 per month, a rate that has remained constant since initial distribution in March 2003. Cash distributions represented 39% of funds generated from operations during the quarter.

➢	Provided a total return to unitholders of 11.2% in the first quarter, comprised of 9.5% in capital appreciation and 1.7% in distributions.

➢	Drilled 32 coalbed methane (“CBM”) wells in the first quarter of 2006. Vermilion has successfully drilled approximately 125 wells since the inception of this CBM program in July 2004.

➢
Announced an agreement to acquire an 89.8% interest in a French subsidiary of ExxonMobil Corporation for $185 million (subject to adjustment for working capital and assumed debt). The acquisition, which is expected to close in the second quarter, will add approximately 2,000 boe/d to Vermilion’s 2006 average annual production. Production volumes will increase in 2007 as Vermilion will realize a full twelve-month stream of production next year. The reserves acquired as part of the transaction will replace 150% of Vermilion’s 2006 production.

➢	Successfully drilled four new wells in the La Torche Field in France. These wells will be completed and tied-in during the second quarter.

➢
Realized strong production results in The Netherlands as a result of downhole and facility work. Prices for natural gas in The Netherlands continue to climb, reflecting strong commodity prices in the second half of 2006. Price realizations in the first quarter were 25% higher than prices received in 2005.

➢
Reduced net debt by $21 million during the quarter to $223.4 million. Vermilion’s conservative approach to financial management will enable the Trust to close the acquisition in France using existing credit facilities.

Annual and Special Meeting Web-cast

As Vermilion’s Annual and Special meeting is being held today, May 5, 2006 at 10:00 a.m. at the Metropolitan Centre in the Grand Lecture Theatre, there will not be a first quarter conference call, however, the Annual and Special meeting will be web-casted and the first quarter results will be discussed. Please visit www.vermilionenergy.com/irhome.html and click on the Annual and Special Meeting link to join in the web-cast.

HIGHLIGHTS

	Three Months Ended
	March 31,	December 31,
	2006	2005
Financial ($000 CDN except unit and per unit amounts)
Petroleum and natural gas revenues	$147,286	$152,864
Funds from operations	82,652	87,865
Per unit, basic [1]	1.19	1.29
Capital expenditures	40,350	27,199
Net debt	223,415	244,889
Reclamation fund	43,127	42,198
Cash distributions per unit	0.51	0.51
Cash distributions total	32,269	31,837
Less DRIP	5,199	5,042
Cash distributions net	27,070	26,795
% of cash flow distributed gross	39%	36%
% of cash flow distributed net	33%	30%
Total net distributions and capex	$67,420	$53,994
% cash flow	82%	61%
Trust units outstanding [1]
Basic	70,029,183	68,875,321
Diluted	73,673,665	73,148,621
Weighted average trust units outstanding [1]
Basic	69,491,270	68,122,539
Diluted	71,290,864	68,122,539
Unit trading
High	$33.27	$30.42
Low	$26.51	$19.67
Close	$32.57	$29.74
Operations
Production
Crude oil (bbls/d)	12,144	13,318
Natural gas liquids (bbls/d)	1,238	1,425
Natural gas (mcf/d)	77,148	71,376
Boe/d (6:1)	26,241	26,639
Average reference price
WTI (US per bbl)	$63.47	$60.02
Brent (US per bbl)	61.75	56.90
AECO (CDN per mcf)	7.55	11.43
NIP 2004 Netherlands (Euro per GJ)	5.99	5.50
TAPIS Australia (US per bbl)	65.27	59.37
Average selling price
Crude oil and NGL’s (CDN per bbl)	73.93	64.61
Natural gas (CDN per mcf)	8.39	10.11
Netbacks per boe (6:1)
Operations netback	42.65	38.64
Cash flow netback	35.00	35.86
Operating costs	8.62	8.02
General and administration	$1.29	$1.28
1 Includes trust units issuable for outstanding exchangeable shares based on the period end exchange ratio
2 Distributions are paid on issued trust units at each record date and are shown prior to the impact of the Trust’s DRIP program

The above table includes non-GAAP measurements, which may not be comparable to other companies. The 2005 results do not include Verenex Energy Inc.

MANAGEMENT NEWS

Greg Hay, who served as Vermilion’s general manager in the Netherlands, and who successfully steered this new venture through the first two years of operations is leaving Vermilion for personal reasons. We would like to thank Greg for his contribution to Vermilion's entry into the Netherlands and for his tireless effort in building Vermilion's reputation as a reliable operator in that country.

We are pleased to announce that Peter Sider has agreed to join the Vermilion team, and will be relocating to Harlingen as the new general manager of Vermilion Oil & Gas Netherlands B.V. Peter brings 25 years of oil and gas engineering and management experience, both domestic and international, and has a strong background in production operations with a number of companies including BP Amoco and Grad and Walker.

OUTLOOK

Merger activity in the Canadian energy trust sector appears to be accelerating, as asset acquisition opportunities in Western Canada continue to diminish. Vermilion’s international exposure continues to reap strong benefits for unitholders, as the Trust nears completion of the latest of a series of accretive transactions. The recently announced transaction in France is expected to close near the end of May and will add an estimated 3,500 boe/d of production, increasing volumes in France by more than 50%. The acquired reserves will replace approximately 150% of the Trust’s forecast production in 2006, and more importantly, the properties offer substantial opportunity for future production and reserve growth.

Vermilion’s CBM drilling program in central Alberta continues on schedule, though still not reflecting potential production volumes from these wells. Capacity limitations of existing facilities have restricted the number of wells tied-in to approximately one half of the wells drilled. Expansion of gas processing facilities and the installation of a new pipeline should considerably improve market access for this new gas production over the balance of the year.

The Trust has procured a rig to drill a twelve-well infill program in Drayton Valley, which is expected to commence late in the second quarter. This program will target Rock Creek and Ellerslie gas zones which are the primary producing zones in this area.

In France, Vermilion drilled three new wells in the La Torche Field in the Paris Basin and cased a fourth in April 2006. These wells will be completed and tied-in by the end of the second quarter. Ongoing workover activities in the Paris and Aquitaine Basins, combined with these new wells should hold base production levels near 6,000 boe/d in 2006. A project appraisal document for the Aquitaine Maritime project, offshore France, will be completed in May and will be distributed to a number of potential industry participants. Vermilion would like to secure a drilling partner before the end of the summer and plans to have the first well on this prospect drilled in 2007.

In the Netherlands, production has responded well to the installation of siphon strings which has stabilized the performance of many of the wells resulting in reduced downtime and operating costs. Vermilion has submitted drilling proposals to regulatory authorities and hopes to receive approvals to begin drilling by late 2006. Initial targets include two to three development wells in existing tight-gas reservoirs, while future opportunities include larger step-out prospects.

The Australian production volumes in the first quarter were negatively impacted by the passing of several major cyclones, three of which necessitated production to be shut-in and the platform to be evacuated as a cautionary measure. These facilities, designed to withstand a category five storm, weathered the storms extremely well and production levels were fully restored with little incident after the passage of each storm. This year represented the highest incident of storms in the region since the installation of the platform in the mid-1990’s and the facilities and employees performed extremely well under these circumstances. Looking forward, reservoir optimization studies indicate the potential for improved well performance using modest intervention techniques, and Vermilion is planning the first well workover in the third quarter. No workovers have been performed on the wells in the Wandoo Field since they were initially completed in the mid 1990’s.

Vermilion completed approximately 33% of the originally approved 2006 capital program during the first quarter, as we executed a significant portion of our drilling operations in both France and Canada. As a result of the significant inventory of exploitation opportunities within the Trust, combined with a strong commodity price environment, the Trust has increased its capital budget for 2006 by $20 million to $140 million.

The Trust was able to reduce debt by about $21 million from year-end levels, which will provide the opportunity to finance the France acquisition using existing lines of credit. Vermilion will continue to pursue investment opportunities in its three core regions of activity that include Canada, Western Europe and Australia.

At the end of the first quarter non-residents owned approximately 30% of the issued and outstanding units of Vermilion (not including exchangeables) and 28% if the exchangeable shares are included. This compares to 29% and 27%, respectively, at the end of the fourth quarter of 2005. Pursuant to Vermilion’s Trust Indenture, non-resident unitholders may not own more than 50% of total outstanding trust units. The Canadian government recently relaxed its view of non-resident ownership limitations, but Vermilion will adhere to the limits designated by its Trust Indenture until further legislative guidelines regarding non-resident ownership and taxation are firmly established.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is management’s discussion and analysis (MD&A) dated April 24, 2006 of Vermilion’s operating and financial results for the quarter ended March 31, 2006 compared with the corresponding period in the prior year. This discussion should be read in conjunction with the attached unaudited interim consolidated financial statements and the Trust’s audited consolidated financial statements for the years ended December 31, 2005 and 2004, together with accompanying notes, as contained in the Trust’s 2005 Annual Report.

NON-GAAP MEASURES

Included in this report are references to terms commonly used in the oil and gas industry, such as cash flow, cash flow per unit and funds from operations which represent cash flow from operating activities expressed before changes in non-cash working capital and are used by the Trust to analyze operating performance, leverage and liquidity. These terms do not have stadardized meanings prescribed by Generally Accepted Accounting Principles (“GAAP”) and therefore may not be comparable with the calculations of similar measures for other entities. Consequently, these are referred to as non-GAAP measures. Cash flow, as discussed in this report, appears as a separate caption on the Trust’s cash flow statement as “funds from operations” and is reconciled to net earnings.

(000’s)	2006	2005
Funds from operations	$82,652	$57,427
Changes in non-cash operating working capital	22,116	(26,727)
Asset retirement costs incurred	(361)	(139)
Cash from operations	$104,407	$30,561

FORWARD-LOOKING INFORMATION

This document contains forward-looking financial and operational information as to the Trust’s internal projections and expectations relating to future events or performance. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expects”, “projects”, “anticipates” and similar expressions. These statements represent management’s expectations concerning future operating results or the economic performance of the Trust and are subject to a number of risks and uncertainties that could materially affect results. These risks include, but are not limited to future commodity prices, exchange rates, interest rates, geological risk, reserves risk, political risk, product demand and transportation restrictions, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. Certain natural gas volumes have been converted on the basis of six thousand cubic feet of gas to one barrel equivalent of oil. Barrels of oil equivalent (boe’s) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

OPERATIONAL ACTIVITIES

In Canada, the Trust drilled 33 wells (27 net) in the first quarter, resulting in one gas wells (0.5 net), and 32 standing wells (26.5 net). With the exception of one gas well drilled in the Athabasca region, all of these wells are part of Vermilion’s shallow gas and CBM program in Central Alberta. In addition to the Trust’s drilling operations, Vermilion had five wells (1.8 net) drilled on its Canadian lands by third party operators through farm-out arrangements in which Vermilion maintained an overriding royalty or small working interest.

In France, Vermilion successfully drilled and cased three (3.0 net) wells in the Paris Basin. A fourth well was drilling at the end of the quarter and has since been cased. The wells will be completed and put on production by the end of the second quarter of 2006. The successful workover and recompletion program in France is continuing, with four wells recompleted or stimulated in the first quarter. The technical team began a detailed review of the Esso Rep properties, which should provide additional exploitation opportunities in the coming months.

In the Netherlands, the Trust reactivated two shut-in gas wells, installed one additional velocity string and performed stimulations on two producing wells. The engineering team began a review of a potential facility consolidation (Harlingen and Garjip) and submitted permit applications for drilling infill wells at Harlingen.

In Australia, weather issues dominated activities during the first quarter. Six cyclones occurred in the general area of the Wandoo platform, three of which necessitated full evacuation of the facilities for cautionary reasons.

Production
	Three Months Ended March 31, 2006				Three Months Ended March 31, 2005
	Oil & NGLs	Natural Gas	Total		Oil & NGLs	Natural Gas	Total
	(bbls/d)	(mmcf/d)	(boe/d)%		(bbls/d)	(mmcf/d)	(boe/d)%
Vermilion Energy Trust
Canada	4,159	40.56	10,919	42	5,494	38.90	11,978	53
France	5,580	1.45	5,822	22	5,342	1.30	5,559	24
Netherlands	13	35.14	5,870	22	17	31.25	5,225	23
Australia [1]	3,630	-	3,630	14	-	-	-	-
Total	13,382	77.15	26,241	100	10,853	71.45	22,762	100
1 Effective from April 1, 2005

First quarter production in Canada averaged 4,159 bbls/d of oil and NGL’s and 40.6 mmcf/d of natural gas compared to 4,522 bbls/d of oil and NGL’s and 39.1 mmcf/d of natural gas in the fourth quarter of 2005. Total production declined by only 1.1% despite the tie-in delays related to the CBM program.

Production in France averaged 5,822 boe/d in the first quarter as compared to 6,096 boe/d in the fourth quarter of 2005. Completion of new wells in the La Torche Field in the second quarter as well as a scheduled increase in workovers should see volumes in France improve in the second quarter and over the balance of the year.

Production in the Netherlands averaged 5,870 boe/d, up from 5,214 boe/d in the fourth quarter of 2005. Improved performance from wells refitted with siphon strings, the uphole recompletion of a shut-in gas well and the reduced use of fuel gas for compression purposes all contributed to the higher volumes. Second quarter production is anticipated to be reduced by approximately 10% due to seasonally lower rates-of-take by Gasunie, the sale gatherer and purchaser of gas in the Netherlands.

Australian production fell by 664 boe/d to 3,630 boe/d in the first quarter from 4,294 in the fourth quarter of 2005. This reflects the shut-in volumes resulting from an active cyclone season. Second quarter production volumes in Australia are expected to average approximately 4,000 boe/d.

Overall, the Trust averaged 26,241 boe/d in the first quarter of 2006, slightly below the 26,639 boe/d produced in the fourth quarter of 2005. Production is expected to increase in June upon closing of the previously announced acquisition in France, and should improve further as new wells are put onstream and as new natural gas facilities in Central Alberta are completed.

CAPITAL EXPENDITURES

Drilling and development capital spending for the first three months totalled $36.1 million compared to $24.7 million spent in the first three months of 2005. The acquisition of assets in Australia was completed in the first quarter of 2005 for approximately $95 million.

($000’s)
	Three Months Ended
	March 31, 2006	March 31, 2005
Land	$502	$417
Seismic	389	860
Drilling and completion	20,223	15,300
Production equipment and facilities	9,938	4,356
Recompletions	1,763	2,804
Other	3,325	961
	36,140	24,698
Acquisitions	4,210	94,967
Total	$40,350	$119,665

FINANCIAL REVIEW

The Trust generated cash flow of $82.7 million ($1.19 per unit) in the first quarter of 2006, compared to $87.9 million ($1.29 per unit) in the fourth quarter of 2005 ($57.2 million, $0.85 per unit in first quarter 2005). First quarter cash flows were slightly lower due to a drop in Canadian natural gas prices and due to slightly lower production. After-tax cash flow netbacks declined by $0.91 to $35.00 ($27.89 in first quarter 2005) as compared to fourth quarter 2005 results, reflecting higher taxes accrued in the first quarter. The Trust prefers to take a conservative approach to managing potential tax liabilities, especially in light of the fact that forward curves indicate potentially higher commodity prices over the balance of the year. The Trust’s distributions in the first quarter totalled $32.3 million or $0.51 per unit for a payout ratio of 39%, which was slightly higher than the 36% (54% in first quarter 2005) payout ratio reported in the fourth quarter of 2005. Development capital expenditures in the quarter totalled $40.4 million. The Trust’s strong financial position at the end of the first quarter will allow for the acquisition in France to be completed using Vermilion’s existing credit facilities. The Trust’s net debt as of March 31 of $223.4 million represents less than 0.7 times first quarter cash flow annualized. Vermilion had funds set aside for reclamation purposes of $43.1 million at the end of the first quarter, and is the industry leader in its approach to managing future asset retirement obligations.

Benchmark Prices
	Three Months Ended
	March 31, 2006	March 31, 2005
AECO ($CDN/mcf)	$7.55	$6.89
WTI ($US/bbl)	$63.47	$49.85
Foreign exchange rate (CDN/USD)	$0.87	$0.82
NIP 2004 Netherlands (Euro per GJ)	$5.99	$4.09
TAPIS Australia (US per bbl)	$65.27	$-

REVENUE

Total revenues for the first quarter of 2006 were $147.3 million compared to $108.7 million for the first quarter of 2005. Vermilion’s combined crude oil & NGL price was $73.93 per bbl for the first quarter of 2006, an increase of 12% over the $65.97 per bbl reported for the first quarter of 2005. The natural gas price realized in the first quarter of 2006 was $8.39 per mcf compared to $6.99 per mcf realized a year ago, a 20% year-over-year increase. In the following chart, “Derivative instruments” is the amortization of the fair value loss of Vermilion’s economic hedges in place as of January 1, 2004.

($000’s except per BOE)
	Three Months Ended
	March 31, 2006	March 31, 2005
Crude oil and NGL’s	$89,043	$64,640
Per boe	$73.93	$65.97
Natural gas	58,243	45,248
Per mcf	$8.39	$6.99
Combined	147,286	109,888
Derivative instruments	-	(1,173)
Petroleum and natural gas revenue	$147,286	$108,715

DERIVATIVE INSTRUMENTS

Vermilion continues to manage its risk exposure through prudent commodity and currency economic hedging strategies. Vermilion has the following financial collars and puts in place at March 31, 2006:

Risk Management: Oil	Funded Cost	bbls/d	US$/bbl
Collars - WTI
Q2 2006	US$1.50/bbl	250	$53.00 - $73.90
Q2 2006	US$0.25/bbl	250	$60.00 - $73.00
Q2 2006	US$0.25/bbl	250	$60.00 - $73.00
Q2 2006	Costless	250	$55.00 - $75.20
Q3 2006	Costless	250	$60.10 - $80.00
Q4 2006	Costless	250	$61.20 - $80.00
Q1 2007	Costless	250	$58.00 - $83.85
Puts
Q2 2006	US$0.25/bbl	500	$55.75
Mar-Dec	US$1.00/bbl	1,000	$54.10
Apr-Sep	US$0.75/bbl	250	$58.42
Q3 2006	US$0.75/bbl	500	$55.10
Collars - BRENT
2006	US$1.00/bbl	1,000	$53.00 - $67.70
Q3 2006	US$1.00/bbl	250	$52.00 - $68.50
Q3 2006	US$0.25/bbl	250	$58.00 - $72.10
Q3 2006	US$0.25/bbl	250	$58.00 - $72.20
Q4 2006	US$1.50/bbl	250	$53.00 - $69.80

Risk Management: Power	MWH	$CDN/MWH
2006	2.0	$48.50

The impact of Vermilion’s economic hedging program reduced cash netbacks by $0.04 per boe on a combined basis for the three month period ended March 31, 2006 compared to a hedging cost of $3.98 per boe for the first three months of 2005. Oil hedging resulted in a $0.2 million cost for the period ($0.16 per boe) compared to a $8.2 million cost, $8.40 per boe for the same period in 2005. Gas hedging resulted in a $0.1 million cost for the period ($0.02 per boe) compared to no gain or loss for the same period in 2005. For the period, the Trust recorded a net gain from its power hedges totalling $0.1 million or $0.06 per boe (compared to a gain of $0.03 million or $0.01 per boe for the first quarter of 2005).

ROYALTIES

Total royalties, net of ARTC, increased to $10.02 per boe or 16% of sales in the first quarter of 2006, compared with $7.01 per boe or 13% of sales in the first quarter of 2005. The increase on a per boe basis is due to the impact of higher commodity prices. The increase on a percentage basis is due to the higher royalty rate in Australia as the Australia acquisition closed March 31, 2005 and therefore did not impact first quarter results in 2005. In France, royalties for the most part are calculated on a unit of production basis and rates do not react to price changes, therefore as prices increase, the royalties, as a percentage of sales, decline. In Australia, royalties are reduced by capital reinvestment in the country. For the first quarter of 2006, Vermilion’s capital program in Australia was minimal resulting in the Trust paying royalties at or near the maximum rate.

($000’s except per BOE)
	Three Months Ended
	March 31, 2006	March 31, 2005
Crude oil & NGL’s	$16,398	$8,875
Per boe	$13.61	$9.06
Natural gas	7,270	5,564
Per mcf	$1.05	$0.86
Combined	$23,668	$14,439
Per boe	$10.02	$7.01

OPERATING COSTS

Operating costs increased to $8.62 per boe in 2006 from $7.52 per boe in the first quarter of 2005. The increase in the dollar amount of operating costs over 2005 was due to the acquisition of higher cost assets in Australia. In Canada, the significant activity levels in the industry combined with increased energy costs, have placed upward pressure on costs across the board. When combined with plant turnarounds completed during the quarter, year over year increases in costs per boe have been experienced. In France, operating costs are down year over year due to a reclassification of certain expenses beginning in the fourth quarter of 2005. In the Netherlands, operating costs are up due primarily to plant maintenance in the quarter. Cost of operations in Australia averaged $9.99 per boe of production in the quarter, consistent with costs in 2005.

($000’s except per BOE)
	Three Months Ended
	March 31, 2006	March 31, 2005
Crude oil & NGL’s	$10,837	$7,278
Per boe	$9.00	$7.43
Natural gas	9,516	8,205
Per mcf	$1.37	$1.27
Combined	$20,353	$15,483
Per boe	$8.62	$7.52

TRANSPORTATION

Transportation costs as presented in the statements of earnings are defined by the point of legal transfer of the product. Transportation costs are dependent upon where the product is sold, product split, location of properties, and industry transportation rates that are driven by supply and demand of available transport capacity. For Canadian gas production, legal title transfers at the intersection of major pipelines (referred to as “the Hub”) whereas the majority of Vermilion’s Canadian oil production is sold at the wellhead. The majority of Vermilion’s transportation costs are made up of boat charges incurred in the Aquitaine Basin in France where oil production is transported by tanker from the Ambès terminal in Bordeaux to Donges, France. In Australia, oil is sold at the Wandoo B platform and in the Netherlands gas is sold at the plant gate, resulting in no transportation costs relating to Vermilion’s production in these countries.

($000’s except per BOE)
	Three Months Ended
	March 31, 2006	March 31, 2005
Transportation	$2,457	$2,951
Per boe	$1.04	$1.43

GENERAL AND ADMINISTRATION EXPENSES

General and administration expenses for the first quarter of 2006 decreased to $1.29 per boe from $1.58 per boe in the first quarter of 2005. Total costs are consistent with the first quarter 2005, however an increase in production volumes have reduced the netback.

($000’s except per BOE)
	Three Months Ended
	March 31, 2006	March 31, 2005
General and administration	$3,038	$3,249
Per boe	$1.29	$1.58

UNIT COMPENSATION EXPENSE

A non-cash trust unit compensation expense of $2.06 per boe was recorded in the first quarter of 2006 compared to $1.95 per boe in the first quarter of 2005. This non-cash amount relates to the value attributable to rights granted to officers, directors and employees under the Trust Unit Rights Incentive Plan and the Trust Unit Award Plan.

Unit compensation expense associated with rights and awards granted is calculated using the fair value methodology and is deferred and recognized in earnings over the vesting period of the plans with a corresponding increase or decrease in contributed surplus. Consideration paid upon exercise of the rights together with the amount previously recognized in contributed surplus is recorded as an increase in unitholders’ capital.

From inception of the unit rights incentive plan until January 1, 2005, the Trust applied the intrinsic value methodology based on the initial assessment that the number of uncertainties regarding the reduction in the strike price of the rights precluded a reasonable estimate of the fair value of the rights on the date of grant. In the fourth quarter of 2005 it was determined that, in the circumstances, the fair value methodology could be applied since inception of the plan. The Trust has therefore completed a fair value estimate of the rights at the respective date of grant and has retroactively restated its unit compensation expense back to the inception of the plan in 2003.

($000’s except per BOE)
	Three Months Ended
	March 31, 2006	March 31, 2005
		(Restated)
Unit compensation expense	$4,861	$4,015
Per boe	$2.06	$1.95

INTEREST EXPENSE

Interest expense increased to $0.99 per boe for the first quarter of 2006 from $0.47 per boe for the corresponding period in 2005 as a result of higher average debt levels stemming from the purchase of the assets in Australia at the end of the first quarter of 2005 and the Glacier acquisition in December 2005.

($000’s except per BOE)
	Three Months Ended
	March 31, 2006	March 31, 2005
Interest	$2,345	$980
Per boe	$0.99	$0.47

DEPLETION, DEPRECIATION AND ACCRETION EXPENSES

Depletion, depreciation and accretion expenses increased to $14.89 per boe in the first quarter of 2006 from $12.77 per boe in the first quarter of 2005. The increase is due mainly to the increase of finding and development costs in Canada and the increase in the asset retirement obligation resulting primarily from the Australia acquisition.

($000’s except per BOE)
	Three Months Ended
	March 31, 2006	March 31, 2005
Depletion, depreciation and accretion	$35,162	$26,286
Per boe	$14.89	$12.77

TAXES

The Trust’s current tax provision has increased to $5.66 per boe in the first quarter of 2006 from $3.40 per boe in the first quarter of 2005 with the increase due primarily to the increase in commodity prices year over year and the resulting incremental tax liability in the Trust’s foreign operations. The tax liability in Australia was allocated to the purchase price for the period from January 1 to March 31, 2005 in accordance with the allocation of revenues and expenses related to the Australia assets for that same time period. The recovery in future income taxes is a result of the taxable portion of distribution payments made to unitholders. In the Trust’s structure, payments are made between the operating company and the Trust transferring both income and future income tax liability to the unitholder. Therefore it is the opinion of management that no cash income taxes in Canada are expected to be paid by the operating company in the future, and as such, the future income tax liability recorded on the balance sheet related to Canadian operations will be recovered through earnings over time.

($000’s except per BOE)
	Three Months Ended
	March 31, 2006	March 31, 2005
Current and capital tax	$13,355	$7,001
Per boe	$5.66	$3.40

FOREIGN EXCHANGE

A foreign exchange gain of $0.94 per boe was recorded for the first quarter of 2006 with a gain of $0.50 per boe in the first quarter of 2005. The gain is mostly unrealized and relates to the impact of the weakening Canadian dollar compared to the Euro on the foreign working capital.

($000’s except per BOE)
	Three Months Ended
	March 31, 2006	March 31, 2005
Foreign exchange (gain)	$(2,214)	$(1,037)
Per boe	$(0.94)	$(0.50)

EARNINGS

Net earnings in the quarter increased to $40.9 million or $0.65 per unit from $26.0 million or $0.43 per unit in 2005. The increase in earnings is due mainly to the increased commodity prices realized in the period as well as the reduced loss on derivatives due to the expiration of a number of oil economic hedges at the end of 2005.

LIQUIDITY AND CAPITAL RESOURCES

Vermilion’s debt (net of working capital) on March 31, 2006 was $223.4 million. Vermilion entered into an unsecured covenant based credit facility with a syndicate of chartered banks in July 2005. This $410 million facility is comprised of a one year revolving period with a one year term to follow with a final settlement payment required at the end of the second year.

RECLAMATION FUND

Vermilion has established a reclamation fund for the ultimate payment of environmental and site restoration costs on its asset base. The reclamation fund is funded by Vermilion Resources Ltd. and/or its operating subsidiaries. Contributions in the first quarter totaled approximately $0.9 million. Contributions are currently made on a barrel of oil equivalent of production basis in Canada, France the Netherlands, and Australia and are occasionally supplemented with lump sum contributions. Contribution levels to the reclamation fund will be reviewed on a regular basis and will be adjusted when necessary to ensure reclamation obligations associated with the Trust’s assets will be substantially funded when the costs are forecast to be incurred.

ASSET RETIREMENT OBLIGATION

At March 31, 2006, Vermilion had recorded an asset retirement obligation of $71.9 million for future abandonment and reclamation of its properties compared to $69.9 million for the same period in 2005. The increase is due to foreign exchange fluctuations, incremental drilling and accretion expense.

DISTRIBUTIONS

Vermilion maintained monthly distributions at $0.17 per unit for the quarter distributing a total of $32.3 million compared to $31.2 million for the same period in 2005. Vermilion has maintained its distributions at $0.17 per month since its conversion to a trust, resulting in 38 continuous months of distributions at this level. The Trust defines distributable income as funds from operations. For the first quarter of 2006, the Trust has paid out 39% of its distributable income (54% in the first quarter of 2005).

UNITHOLDERS’ EQUITY

During the quarter approximately 1.3 million units were issued on conversion of exchangeable shares, unit rights exercised, issued pursuant to the terms of the Trust’s bonus plan and the Trust’s unit rights incentive plan and unitholders’ participation in the distribution reinvestment plan. Unitholders’ capital increased during the quarter by $18.8 million as a result of the issuance of those units and $6.6 million as a result of contributed surplus transfer on exercise of unit rights. This increase in equity was offset by cash distributions of $32.3 million in the first quarter.

NON-CONTROLLING INTEREST - EXCHANGEABLE SHARES

The Trust has recorded non-controlling interest attributed to the issued and outstanding exchangeable shares.

Non-controlling interest on the consolidated balance sheet represents the book value of exchangeable shares plus accumulated earnings attributable to the outstanding exchangeable shares. The reduction in 2006 and 2005 net income represents the net income attributable to the exchangeable shareholders for 2006 and 2005. As the exchangeable shares are converted to trust units, Unitholders' capital is increased for the fair value of the trust units issued. As the exchangeable shares are exchanged for trust units over time, the non-controlling interest will decrease and eventually will be nil when all exchangeable shares have been exchanged for trust units on or before January 22, 2013.

As at March 31, 2006 there were 4.5 million exchangeable shares outstanding at exchange ratio of 1.40177 whereby 6.3 million trust units would be issuable upon conversion. The exchangeable shares can be converted into trust units or redeemed by the exchangeable shareholder for trust units at any time. Vermilion may redeem all outstanding exchangeable shares on or before January 22, 2013 and may redeem the exchangeable shares at any time if the number of exchangeable shares outstanding falls below 500,000 shares. Vermilion may issue cash or trust units upon redemption of exchangeable shares and it is the intention to issue trust units upon redemption.

VERENEX ENERGY INC.

On December 15, 2005, the Trust’s equity interest in Verenex Energy Inc. (“Verenex”) was reduced to 49% from 53% and the Trust was no longer considered to control Verenex. Effective December 15, 2005 the Trust discontinued consolidating the financial results of Verenex and has since accounted for the investment using the equity basis of accounting. Comparative figures have not been restated.

PROPOSED TRANSACTION

On March 6, 2006 Vermilion announced that a wholly-owned subsidiary entered into an arrangement with a French subsidiary of Exxon Mobil Corporation, to purchase its 89.89% shareholding in Esso REP. The purchase price for the proposed transaction is approximately C$185 million with an effective date of July 1, 2005, subject to closing adjustments that account for changes in working capital and assumed debt. Vermilion will begin recording production from this transaction upon closing. Closing is subject to the satisfaction of all conditions precedent and the receipt of all necessary regulatory approvals and is anticipated to occur before the end of the second quarter of 2006. It is anticipated the transaction will be funded out of Vermilion’s existing debt facility.

CRITICAL ACCOUNTING ESTIMATES

The Trust’s financial and operating results contain estimates made by management in the following areas:

i.	Capital expenditures are based on estimates on projects in various stages of completion;
ii.	Revenues, royalties and operating costs are based on estimates for which revenue had not yet been received and costs had not yet been realized;
iii.	Fair value of derivative instruments are based on estimates that are subject to fluctuation of commodity prices and foreign exchange rates;
iv.	Depletion, depreciation and accretion are based on estimates of oil and gas reserves that the Trust expects to recover in the future;
v.	Asset retirement obligations are based on estimates of future costs and the timing of expenditures; and
vi.	The future recoverable value of capital assets and goodwill are also based on estimates that the Trust expects to realize.

OFF BALANCE SHEET ARRANGEMENTS

The Trust has certain lease agreements that are entered into in the normal course of operations. All leases are treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the balance sheet as of March 31, 2006.

The Trust uses a variety of options including funded and costless collars and puts to manage the risk associated with fluctuating commodity prices on the sale of crude oil and natural gas. The Trust does not obtain collateral or other security to support its collars as the majority of these instruments are with the Trust’s banking syndicate.

The Trust has not entered into any guarantee or off balance sheet arrangements that would adversely impact the Trust’s financial position or results of operations.

DISCLOSURE CONTROLS AND PROCEDURES

Vermilion’s officers have established and maintained disclosure controls and procedures and evaluated the effectiveness of these controls in conjunction with the Trust’s filings.

NETBACKS (6:1)

	Three Months Ended March 31, 2006			Three Months Ended March 31, 2005
				(Restated)
	Oil & NGLs	Natural Gas	Total	Total
	$/bbl	$/mcf	$/boe	$/boe
Trust Financial Information
Canada
Price	$65.23	$8.71	$57.19	$50.91
Realized hedging loss	0.07	0.03	0.12	(3.85)
Royalties (net)	(12.17)	(1.98)	(12.00)	(10.92)
Transportation	(0.07)	(0.21)	(0.80)	(0.75)
Lifting costs	(11.72)	(1.15)	(8.72)	(6.71)
Operating netback	$41.34	$5.40	$35.79	$28.68
France
Price	$75.52	$7.65	$74.29	$72.93
Realized hedging loss	(0.43)	-	(0.42)	(8.08)
Royalties (net)	(5.57)	(0.25)	(5.40)	(5.34)
Transportation	(3.33)	-	(3.19)	(4.29)
Lifting costs	(6.34)	(2.91)	(6.80)	(8.20)
Operating netback	$59.85	$4.49	$58.48	$47.02
Netherlands
Price	$64.33	$8.05	$48.34	$38.60
Lifting costs	-	(1.57)	(9.37)	(8.83)
Operating netback	$64.33	$6.48	$38.97	$29.77
Australia
Price	$81.48	$-	$81.48	$-
Royalties (net)	(27.69)	-	(27.69)	-
Transportation	-	-	-	-
Lifting costs	(9.99)	-	(9.99)	-
Operating netback	$43.80	$-	$43.80	$-
Total Trust
Price	$73.93	$8.39	$62.37	$53.46
Realized hedging loss	(0.16)	0.01	(0.04)	(4.00)
Royalties (net)	(13.61)	(1.05)	(10.02)	(7.05)
Transportation	(1.41)	(0.11)	(1.04)	(1.44)
Lifting costs	(9.00)	(1.37)	(8.62)	(7.56)
Operating netback	$49.75	$5.87	$42.65	$33.41
Verenex Energy Inc.
Price	$-	$-	$-	$34.10
Operating netback	$-	$-	$-	$34.10
Consolidated
Price	$73.93	$8.39	$62.37	$53.36
Realized hedging loss	(0.16)	0.01	(0.04)	(3.98)
Royalties (net)	(13.61)	(1.05)	(10.02)	(7.01)
Transportation	(1.41)	(0.11)	(1.04)	(1.43)
Lifting costs	(9.00)	(1.37)	(8.62)	(7.52)
Operating netback	$49.75	$5.87	$42.65	$33.42
General & administration			(1.29)	(1.58)
Interest			(0.99)	(0.47)
Foreign exchange			0.29	(0.08)
Current and capital taxes			(5.66)	(3.40)
Cash flow netback			$35.00	$27.89
Depletion, depreciation and accretion			(14.89)	(12.77)
Future income taxes			0.90	5.96
Foreign exchange			0.65	0.58
Non-controlling interest			-	0.40
Non-controlling interest - exchangeable shares			(1.55)	(0.90)
Equity in losses of affiliate			0.01	(0.01)
Unrealized loss on derivative instruments			(0.76)	(6.58)
Fair value of stock compensation			(2.06)	(1.95)
Earnings netback			$17.30	$12.62

The above table includes non-GAAP measurements which may not be comparable to other companies, including “operating netback” and “cash flow netback”.

Consolidated Balance Sheets
($000’s unaudited)

	March 31,	December 31,
	2006	2005
ASSETS
Current
Cash and cash equivalents	$90,015	$42,777
Accounts receivable	72,596	75,639
Crude oil inventory	7,451	10,279
Fair value of derivative instruments (Note 9)	603	1,166
Prepaid expenses and other	8,055	9,387
	178,720	139,248
Long-term investment (Note 2)	19,126	19,096
Goodwill (Note 2)	19,840	19,840
Reclamation fund (Note 3)	43,127	42,198
Capital assets	903,160	891,357
	$1,163,973	$1,111,739

LIABILITIES
Current
Accounts payable and accrued liabilities	$98,312	$90,422
Distributions payable to unitholders	10,840	10,626
Income taxes payable	23,688	11,607
Fair value of derivative instruments (Note 9)	1,609	383
	134,449	113,038
Long-term debt (Note 4)	267,686	271,099
Asset retirement obligation (Note 3)	71,941	70,214
Future income taxes	158,347	160,475
	632,423	614,826
Non-Controlling Interest - Exchangeable Shares (Note 6)	41,134	38,760

UNITHOLDERS’ EQUITY
Unitholders’ capital (Note 5)	300,228	274,813
Contributed surplus (Note 5)	12,805	14,566
Accumulated earnings	557,392	516,514
Accumulated cash distributions	(380,009)	(347,740)
	490,416	458,153
	$1,163,973	$1,111,739

Consolidated Statements of Earnings and Accumulated Earnings
($000’s except unit and per unit amounts, unaudited)

	Three Months Ended
	March 31,	March 31,
	2006	2005
		(Restated Note 7)
Revenue:
Petroleum and natural gas revenue	$147,286	$108,715
Royalties (net)	23,668	14,439
	123,618	94,276
Expenses:
Production	20,353	15,483
Transportation	2,457	2,951
Unit compensation (Note 7)	4,861	4,015
Loss on derivative instruments (Note 9)	1,884	20,566
Interest on long-term debt	2,345	980
General and administration	3,038	3,249
Foreign exchange loss (gain)	(2,214)	(1,037)
Depletion, depreciation and accretion	35,162	26,286
	67,886	72,493
Earnings before income taxes and other items	55,732	21,783
Income taxes (recovery):
Future	(2,128)	(12,272)
Current and capital	13,355	7,001
	11,227	(5,271)
Other items:
Non-controlling interest - exchangeable shares (Note 6)	3,657	1,867
Non-controlling interest (Note 2)	-	(829)
Equity in (gain) losses of affiliates (Note 2)	(30)	26
	3,627	1,064
Net earnings	40,878	25,990
Accumulated earnings, beginning of period	516,514	358,043
	$557,392	$384,033

Net earnings per trust unit (Note 8):
Basic	$0.65	$0.43
Diluted	$0.62	$0.41

Weighted average trust units outstanding (Note 8):
Basic	63,226,725	60,963,801
Diluted	71,290,864	67,453,932

Consolidated Statements of Cash Flows
($000’s unaudited)

	Three Months Ended
	March 31,	March 31,
	2006	2005
		(Restated Note 7)
Cash and cash equivalents provided by (used in):

Operating
Net earnings	$40,878	$25,990
Items not affecting cash:
Depletion, depreciation and accretion	35,162	26,286
Amortization of deferred charges for derivative instruments (Note 9)	-	1,173
Unrealized (gain) loss on derivative instruments (Note 9)	1,789	12,369
Unit compensation	4,861	4,015
Equity in (gain) losses of affiliates	(30)	26
Unrealized foreign exchange loss (gain)	(1,537)	(1,198)
Non-controlling interest	-	(829)
Non-controlling interest - exchangeable shares	3,657	1,867
Future income taxes (recovery)	(2,128)	(12,272)
Funds from operations	82,652	57,427
Asset retirement costs incurred	(361)	(139)
Changes in non-cash operating working capital	22,116	(26,727)
	104,407	30,561
Investing
Drilling and development of petroleum and natural gas properties	(40,350)	(24,698)
Acquisition of petroleum and natural gas property (Note 2)	-	(90,318)
Contributions to reclamation fund	(929)	(3,044)
Changes in non-cash investing working capital	5,486	(3,223)
	(35,793)	(121,283)
Financing
Increase in long-term debt	(3,412)	118,091
Cash received from shares issued by subsidiary	-	153
Issue of trust units for cash, net of issue costs	7,123	4,387
Distribution reinvestment plan	5,199	2,670
Cash distributions	(32,056)	(31,059)
Changes in non-cash financing working capital	533	(408)
	(22,613)	93,834
Foreign exchange gain (loss) on cash held in a foreign currency	1,237	(1,303)
Net change in cash and cash equivalents	47,238	1,809
Cash and cash equivalents, beginning of period	42,777	65,031
Cash and cash equivalents, end of period	$90,015	$66,840

Cash payments
Taxes	$1,274	$5,956
Interest	$2,823	$1,686

Notes to the Consolidated Financial Statements
For the three months ended March 31, 2006 and 2005, unaudited
(000’s except unit and per unit amounts)

1.	BASIS OF PRESENTATION

The consolidated financial statements of Vermilion Energy Trust (the “Trust” or “Vermilion”) include the accounts of the Trust and its subsidiaries and have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles on a consistent basis with the audited consolidated financial statements for the year ended December 31, 2005. The interim consolidated financial statements do not include all disclosures required in annual consolidated financial statements and should be read in conjunction with the consolidated financial statements as at and for the year ended December 31, 2005 included in the Trust’s 2005 Annual Report.

2.	INVESTMENTS AND ACQUISITIONS

Verenex Energy Inc. (“Verenex”)

On December 15, 2005, the Trust’s equity interest in Verenex Energy Inc. (“Verenex”) was reduced to 49% from 53% and the Trust was no longer considered to control Verenex. Effective December 15, 2005 the Trust discontinued consolidating the financial results of Verenex and has since accounted for the investment using the equity basis of accounting. Comparative figures have not been restated.

Glacier Energy Limited (“Glacier”)

On December 7, 2005, the Trust acquired the outstanding shares of Glacier, not already owned by the Trust and, as a result, is now consolidated. Prior to December 7, 2005, the Trust accounted for its investment in Glacier using the equity basis of accounting. Goodwill of $19.8 million was recorded as part of the acquisition.

Australia Acquisition

On March 31, 2005, the Trust acquired $95 million of producing properties in Australia. Details are as follows:

Petroleum and natural gas assets and equipment	$113,840
Asset retirement obligation	(18,873)
94,967
Accounts payable and accrued liabilities	(4,649)
Cash paid	$90,318

3.	ASSET RETIREMENT OBLIGATION

The total future asset retirement obligation was estimated by management based on the Trust’s net ownership interest in all wells and facilities, estimated costs to abandon and reclaim the wells and facilities and the estimated timing of the costs to be incurred in future periods. The Trust has estimated the net present value of its asset retirement obligations to be $71.9 million as at March 31, 2006 (December 31, 2005 - $70.2 million) based on a total future liability of $242.4 million (December 31, 2005 - $236.7 million). These payments are expected to be made over the next 49 years with most coming within the time frame of 25-30 years. The Trust used a credit adjusted risk free rate of 8% and an inflation rate of 1.5% to calculate the present value of the asset retirement obligation.

The following table reconciles the Trust’s total asset retirement obligation:

	March 31, 2006	December 31,2005
Carrying amount, beginning of period	$70,214	$51,688
Increase in liabilities in the period	101	19,656
Disposition of liabilities in the period	(361)	(948)
Change in estimate	-	3,089
Accretion expense	1,327	4,935
Foreign exchange	660	(8,206)
Carrying amount, end of period	$71,941	$70,214

The Trust has set aside funds for the future payment of its estimated asset retirement obligations. During the period, the Trust contributed $0.9 million to the reclamation fund, including earnings on the fund balance.

4.	LONG-TERM DEBT

As at March 31, 2006 the Trust had an unsecured covenant based credit facility consisting of a revolving term loan in the amount of $410 million. The revolving period under the term loan is expected to expire in July 2006 and may be extended for an additional period of up to 364 days at the option of the lender. If the lenders convert the revolving credit facility to a non-revolving credit facility, the amounts outstanding under the facility become repayable 12 months after the end of the revolving period. Various borrowing options are available under the facility including prime rate based advances and bankers’ acceptance loans.

5.	UNITHOLDERS’ CAPITAL AND CONTRIBUTED SURPLUS

	Number of Units	Amount
Trust Units		(Restated	)
Unlimited number of trust units authorized to be issued
Balance as at December 31, 2004	60,707,660	$244,015
Distribution reinvestment plan	674,766	15,850
Issued on conversion of exchangeable shares	73,692	1,623
Transfer from contributed surplus on unit right exercise	-	4,178
Trust units issued for bonus plan	40,246	827
Unit rights exercised	1,011,850	8,320
Balance as at December 31, 2005	62,508,214	$274,813
Distribution reinvestment plan	181,032	5,199
Issued on conversion of exchangeable shares	210,428	6,471
Transfer from contributed surplus on unit right exercise	-	6,622
Trust units issued for bonus plan	14,400	429
Unit rights exercised	850,564	6,694
Balance as at March 31, 2006	63,764,638	$300,228

	March 31, 2006	March 31, 2005
Contributed Surplus		(Restated	)
Opening balance	$14,566	$9,136
Unit compensation expense	4,861	4,015
Transfer to unitholders’ capital on unit option exercise	(6,622)	(1,799)
Ending balance	$12,805	$11,352

6.	NON-CONTROLLING INTEREST - EXCHANGEABLE SHARES

Exchangeable shares are convertible into trust units based on the exchange ratio which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the exchangeable shares.

The exchangeable shares are mandatorily converted into trust units upon redemption by the exchangeable shareholder. The Company holds the option to redeem all outstanding exchangeable shares for trust units or cash on or before January 22, 2013 and it is the intention of the Trust that trust units would be issued upon redemption of the exchangeable shares. On or before January 22, 2013, there will be no remaining non-controlling interest as all exchangeable shares will have been converted to trust units by that time.

The non-controlling interest on the consolidated balance sheet consists of the book value of the exchangeable shares upon issuance plus the accumulated earnings attributable to the non-controlling interest. The net earnings attributable to the non-controlling interest on the consolidated statement of earnings represents the share of net earnings attributable to the non-controlling interest based on the Trust units issuable for exchangeable shares in proportion to total trust units issued and issuable at each period end.

	March 31, 2006	March 31, 2005
Exchangeable Shares
Opening number of exchangeable shares	4,619,335	4,675,961
Exchanged for trust units	(150,310)	(12,372)
Ending balance	4,469,025	4,663,589
Ending exchange ratio	1.40177	1.29632
Trust units issuable upon conversion	6,264,545	6,045,504

Following is a summary of the non-controlling interest:

	March 31, 2006	December 31, 2005
		(Restated)
Non-controlling interest, beginning of period	38,760	$24,686
Reduction of book value for conversion to trust units	(1,283)	(325)
Current period net earnings attributable to non-controlling interest	3,657	14,399
Non-controlling interest, end of period	41,134	$38,760

7.	UNIT COMPENSATION PLANS AND RESTATEMENT

Unit Rights Incentive Plan

The Trust has a unit rights incentive plan that allows the Trust to issue rights to acquire trust units to directors, officers and employees. The Trust is authorized to issue up to 6.0 million unit rights; however, the number of trust units reserved for issuance upon exercise of the rights shall not at any time exceed 10% of the aggregate number of issued and outstanding trust units of the Trust. Unit right exercise prices are equal to the market price for the trust units on the date the unit rights are issued. If certain conditions are met, the exercise price per unit may be calculated by deducting from the grant price the aggregate of all distributions, on a per-unit basis, made by the Trust after the grant date. Rights granted under the plan vest over a three-year period and expire five years after the grant date. Future rights are expected to be issued only in limited circumstances as the unit rights incentive plan was replaced with a Trust Unit Award Plan in 2005. The existing rights plan will be in place until all issued and outstanding rights are exercised or cancelled.

Restatement of Unit Compensation Expense

From inception of the unit rights incentive plan until January 1, 2005, the Trust applied the intrinsic value methodology based on the initial asessment that the number of uncertainties regarding the reduction in the strike price of the rights precluded a reasonable estimate of the fair value of the rights on the date of grant.

Effective on January 1, 2005, the Trust prospectively applied the fair value based method of accounting for the rights plan.

In the fourth quarter of 2005 however, it was determined that, in the circumstances, the fair value methodology could be applied since inception of the plan rather than the intrinsic value methodology. The Trust has therefore computed a fair value estimate of the rights at the respective dates of grant and has retroactively restated its unit compensation expense back to the inception of the plan in 2003.

The Trust used the Black-Scholes option-pricing model to calculate the estimated fair value of the outstanding rights. The following assumptions were used to arrive at the estimate of fair value:

	2004	2003
Expected volatility	22.33%	31.47%
Risk-free interest rate	4.0%	4.0%
Expected life of option (years)	5.0	5.0
Fair value per option	$4.16 - $5.52	$3.99 - $5.15

The dividend yield is offset by the reducing strike price feature of the plan resulting in using a zero dividend yield in the option-pricing model. The unamortized fair value of the rights will be recognized in earnings over the remaining vesting period of the rights outstanding. During the period, $0.7 million of the fair value has been recorded as compensation expense (first quarter 2005 - $1.8 million). Any consideration paid upon exercise together with the amount previously recognized in contributed surplus is recorded as an increase to unitholders’ capital.

The following table summarizes information about the Trust’s unit rights:

		Weighted
	Number of	Average
	Unit Rights	Exercise Price
Balance December 31, 2005	3,617,750	$14.47
Granted	-	-
Cancelled	(80,000)	17.67
Exercised	(710,850)	12.31
Balance March 31, 2006	2,826,900	$14.92

A summary of the plan as at March 31, 2006 is as follows:

Range of		Number of	Remaining	Number of
Exercise Price	Adjusted	Rights	Contractual Life	Rights
At Grant Date	Exercise Price	Outstanding	of Right (Years)	Exercisable
$11.45	$6.98	1,550,550	1.8	1,550,550
$11.46 - $15.00	$5.17 - $8.71	129,050	1.9 - 2.8	71,033
$15.01 - $19.56	$10.42 - $14.97	1,147,300	2.8 - 3.9	383,833

Trust Unit Award Incentive Plan

In 2005, the Board of Directors established a new Trust Unit Award Incentive Plan (the “Award Plan”) governing the issuance of restricted units of the Trust to directors, officers, employees and consultants of the Trust and its Affiliates. The Award Plan consists of units that will be designated as either a Restricted Time Based Award (“RTBA’s”) for which the number of awards is fixed or a Performance Based Award (“PBA’s”) for which the number of awards is variable.

Upon vesting, the grantee will be delivered units of the Trust, adjusted for cumulative distributions of the Trust during the period that the restricted units are outstanding. The number of units issued upon vesting of the PBA’s is dependent upon the future performance of the Trust compared to its peers based on a performance factor that may range from zero to two times the number of PBA’s originally granted. The vesting date for all restricted units shall be on the date that is the third anniversary of the date of the Unit Award. Awards granted in which 2005 or 2006 is the grantee’s first year of service, will vest over three years.

The following table summarizes information about the Award Plan:

Number of Awards
Balance December 31, 2005	655,550
Granted	363,325
Vested	(76,775)
Cancelled	(41,300)
Balance March 31, 2006	900,800

A compensation expense of $4.2 milion has been recorded at March 31, 2006 (2005 - $0.2 million). The fair value of unexercised rights is determined using the Binomial Lattice model and management’s estimate of the number of Restricted Units to be issued on maturity. The value is deferred and recognized as an expense over the vesting period of the Awards. The dividend yield is offset by the cumulative distributions resulting in using a zero dividend yield in the model.

	2006	2005
Expected volatility	18.0%	18.0%
Risk-free interest rate	3.5%	3.5%
Expected life of option (years)	3.0	3.0
Fair value per unit	$21.00 - $30.95	$15.57 - $20.59

8.	PER UNIT AMOUNTS

Basic per unit calculations are based on the weighted average number of trust units outstanding. Diluted calculations include an additional 1,799,594 trust units (444,627 additional units in 2005) for the dilutive impact of unit rights outstanding pursuant to the unit rights incentive and unit award plans and 6.3 million additional units for outstanding exchangeables shares at the period end exchange ratio (2005 - 6.0 million).

The determination of diluted net earnings per unit was not affected by unit rights that would have been anti-dilutive as the respective exercise prices exceeded the average market price of the units. Net earnings attributable to the non-controlling interest exchangeable shares were added back to net earnings in calculating dilutive per unit amounts. The unrecognized compensation cost is considered to be part of the assumed proceeds to purchase trust units under the treasury stock method.

Net earnings per unit are as follows:

	March 31, 2006	March 31, 2005
		(Restated)
Net earnings
Basic	0.65	$0.43
Diluted	0.62	$0.41
Weighted-average number of units outstanding
Basic	63,226,725	60,963,801
Diluted	71,290,864	67,453,932

9.	DERIVATIVE INSTRUMENTS

Risk Management Activities

The nature of the Trust’s operations result in exposure to fluctuations in commodity prices, interest rates and foreign currency exchange rates. The Trust monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these risks. The Trust is exposed to credit-related losses in the event of non-performance by counterparties to the financial instruments.

The Trust uses a variety of options including funded and costless collars and puts to manage the risk associated with fluctuating commodity prices on the sale of crude oil and natural gas. The Trust does not obtain collateral or other security to support its collars as the majority of these instruments are with the Trust’s banking syndicate.

Risk Management: Oil	Funded Cost	bbls/d	US$/bbl
Collars - WTI
Q2 2006	US$1.50/bbl	250	$53.00 - $73.90
Q2 2006	US$0.25/bbl	250	$60.00 - $73.00
Q2 2006	US$0.25/bbl	250	$60.00 - $73.00
Q2 2006	Costless	250	$55.00 - $75.20
Q3 2006	Costless	250	$60.10 - $80.00
Q4 2006	Costless	250	$61.20 - $80.00
Q1 2007	Costless	250	$58.00 - $83.85
Puts
Q2 2006	US$0.25/bbl	500	$55.75
Mar-Dec	US$1.00/bbl	1,000	$54.10
Apr-Sep	US$0.75/bbl	250	$58.42
Q3 2006	US$0.75/bbl	500	$55.10
Collars - BRENT
2006	US$1.00/bbl	1,000	$53.00 - $67.70
Q3 2006	US$1.00/bbl	250	$52.00 - $68.50
Q3 2006	US$0.25/bbl	250	$58.00 - $72.10
Q3 2006	US$0.25/bbl	250	$58.00 - $72.20
Q4 2006	US$1.50/bbl	250	$53.00 - $69.80

Risk Management: Power	MWH	$CDN/MWH
2006	2.0	$48.50

On January 1, 2004 the fair value of all outstanding derivative financial instruments that are not recorded as accounting hedges were recorded on the consolidated balance sheets with an offsetting amount to deferred charges. The deferred charge was recognized into revenue over the life of the associated contracts. Of the total deferred charge of $14,427 recorded at January 1, 2004, $9,709 was recognized as a charge to revenue in the year ended December 31, 2004 and $4,718 was recognized in 2005.

Changes in fair value after January 1, 2004 are recorded on the consolidated balance sheets with the associated unrealized gain or loss recorded in net earnings. The estimated fair value of all derivative financial instruments is based on quoted market prices or, in their absence, third party market indications and forecasts. Unrealized gains or losses and realized gains or losses are recorded as a separate element of earnings.

The following table presents a reconciliation of the change in the unrealized amounts from January 1, 2006 to March 31, 2006 and the related total gain or loss during the year:

		Total
	Fair Value	Gain (Loss)
Fair value of contracts, January 1, 2006	$783	$-
Change in fair value of contracts outstanding at January 1, 2006	(1,789)	(1,789)
Contract settlements realized during the period	-	(95)
Fair value of contracts entered into during the period	-	-
Fair value of contracts outstanding, end of period	$(1,006)	$(1,884)

The following table presents a reconciliation of the change in the unrealized amounts from January 1, 2005 to March 31, 2005:

		Total
	Fair Value	Gain (Loss)
Fair value of contracts, January 1, 2005	$(21,610)	$-
Change in fair value of contracts outstanding at January 1, 2005	12,369)	(12,369)
Contract settlements realized during the period	-	(8,197)
Fair value of contracts entered into during the period	-	-
Fair value of contracts outstanding, end of period	$(33,979)	$(20,566)

The fair value amounts are recorded on the consolidated balance sheets as follows:

	March 31, 2006	December 31, 2005
Fair value of derivative instruments
Current asset	$603	$1,166
Current liability	(1,609)	(383)
Total fair value of derivative instruments	$(1,006)	$783

10.	SEGMENTED INFORMATION

	March 31, 2006	March 31, 2005
Petroleum and natural gas revenues
Canada	$56,200	$54,072
France	38,925	36,492
Netherlands	25,539	18,151
Australia*	26,622	-
	$147,286	$108,715
Net earnings		(Restated	)
Canada	$2,157	$8,677
France	18,399	11,334
Netherlands	9,865	5,979
Australia*	10,457	-
	$40,878	$25,990
Funds from operations
Canada	$30,464	$28,140
France	25,923	19,019
Netherlands	14,985	10,268
Australia*	11,280	-
	$82,652	$57,427

Capital expenditures
Canada	$22,639	$9,453
France	16,526	12,791
Netherlands	495	2,454
Australia*	690	90,318
	$40,350	$115,016
* Australia assets were acquired effective March 31, 2005

	March 31, 2006	December 31, 2005
Identifiable assets
Canada	$592,780	$588,462
France	282,245	255,816
Netherlands	133,466	121,296
Australia	155,482	146,165
	$1,163,973	$1,111,739

11.	SUBSEQUENT EVENTS

On March 6, 2006 Vermilion announced that a wholly-owned subsidiary entered into an arrangement with a French subsidiary of Exxon Mobil Corporation, to purchase its 89.89% shareholding in Esso REP. The purchase price for the proposed transaction is approximately C$185 million with an effective date of July 1, 2005, subject to closing adjustments that account for changes in working capital and assumed debt. Vermilion will begin recording production from this transaction upon closing. Closing is subject to the satisfaction of all conditions precedent and the receipt of all necessary regulatory approvals and is anticipated to occur before the end of the second quarter of 2006. It is anticipated the transaction will be funded out of Vermilion’s existing debt facility.

For further information please contact:

Curtis W. Hicks, C.A., Executive Vice President & Chief Financial Officer
or
Paul Beique, Director Investor Relations
2800, 400 - 4th Avenue S.W.
Calgary, Alberta T2P 0J4
Phone: (403) 698-8827; Fax: (403) 264-6306; IR Toll Free: 1-866-895-8101
investor_relations@vermilionenergy.com
www.vermilionenergy.com

Press Release - May 5, 2006
Vermilion Energy Trust Announces Unitholders of Vermilion Energy Trust Adopt Unitholder Rights Plan

Vermilion Energy Trust (the "Trust") (VET.UN-TSX) announced today that its unitholders have adopted a Unitholder Rights Plan (the "Plan"), similar to existing rights plans adopted by other Canadian public issuers.

The Unitholder Rights Plan replaces a prior unitholder rights plan which terminated in accordance with its terms at the termination of the annual and special meeting of unitholders on May 5, 2006.

The objectives of the Plan are to ensure, to the extent possible, that all unitholders of the Trust are treated equally and fairly in connection with any takeover bid for the Trust. The Plan discourages discriminatory, coercive or unfair takeovers of the Trust and gives the Board of Directors of Vermilion Resources Ltd. (the “Board”) time if, in the circumstances, the Board determines it is appropriate to take such time, to pursue alternatives to maximize unitholder value in the event an unsolicited takeover bid is made for all or a portion of the outstanding Trust Units of the Trust.

Pursuant to the Plan, one right in respect of each Trust Unit of the Trust outstanding at the close of business on May 5, 2006 (the "Record Time") has been issued. In addition, one Right will be issued in respect of each additional Trust Unit issued after the Record Time. The rights trade with and are represented by the Trust’s unit certificates, including certificates issued prior to the Record Time. Until such time as the rights separate from the Trust Units and become exercisable, rights certificates will not be distributed to unitholders.

If a person, or a group acting in concert, acquires (other than pursuant to an exemption available under the Plan) beneficial ownership of 20% or more of the Trust Units, rights (other than those held by such acquiring person which will become void) will separate from the Trust Units and permit the holder thereof to purchase Trust Units at a substantial discount to their then prevailing market price. A person, or a group acting in concert, who is the beneficial owner of 20% or more of outstanding Trust Units as of the Record Time is exempt from the dilutive effects of the Plan provided such person (or persons) does not increase its beneficial ownership by more than 1% (other than in accordance with the terms of the Plan). At any time prior to the rights becoming exercisable, the Board may waive the operation of the Plan with respect to certain events before they occur.

The issuance of the rights is not dilutive and will not affect reported earnings or cash flow per unit until the rights separate from the underlying Trust Units and become exercisable or until the exercise of the rights. The issuance of the rights will not change the manner in which unitholders currently trade their Trust Units.

The Plan was not proposed in response to, or in anticipation of, any pending, threatened or proposed acquisition or take-over bid. The Board did not adopt the Plan to prevent a takeover of the Trust, to secure the continuance of management or the directors in their respective offices or to deter fair offers for the Trust Units of the Trust.

Vermilion Energy Trust focuses on the acquisition, development and optimization of mature producing properties in Western Canada, Western Europe and Australia. Vermilion achieves value creation through timely, accretive acquisitions and through the execution of internal exploitation programs. Management and directors of the Trust hold more than 10% of the outstanding units and are dedicated to consistently delivering superior rewards for all its stakeholders. Vermilion Energy Trust trades on the Toronto Stock Exchange under the symbol VET.UN.

For further information please contact:

Paul Beique, Director Investor Relations
2800, 400 - 4th Avenue S.W. Calgary, Alberta T2P 0J4
Phone: (403) 269-4884 Fax: (403) 264-6306 IR Toll Free: 1-866-895-8101 www.vermilionenergy.com